SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CONVERIUM HOLDING AG
(Name of Subject Company)
CONVERIUM HOLDING AG
(Name of Person Filing Statement)
Registered Shares, Nominal Value CHF 5 Per Share
American Depositary Shares, each representing one half of one Registered Share
(Title of Class of Securities)
Registered Shares*
American Depository Shares (CUSIP: 21248N107)
(CUSIP Number of Class of Securities)

Christian Felderer
Converium Holding AG
Dammstrasse 19
CH-6301 Zug
Switzerland
+41 44 639 9335
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)

With copies to:
Gregory B. Astrachan, Esq.
Willkie Farr & Gallagher LLP
1 Angel Court
London EC2R 7HJ
England
+44 207 696 5454
          *There is no CUSIP Number assigned to the Registered Shares.
     ☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Alert
Converium Holding Ltd, Zug
Zug, Switzerland — March 19, 2007 — Converium further substantiates medium-term 14% ROE target, highlighting undervaluation of current SCOR offer
We would like to alert you to a presentation by Converium’s CFO, Paolo De Martin, on March 19 and March 20 with sell-side analysts in Zurich and London.
The CFO will provide further details on Converium’s road map towards a sustainable 14% ROE by 2009, backed by management’s strong and successful track record in turning Converium around. With regards to SCOR’s unsolicited offer, Paolo De Martin will specifically highlight Scor’s current undervaluation of Converium; the weak acquisition currency of the bidder; and the major execution risks arising from the hostility of the proposed transaction.
The most important elements of the presentation can be summarized as follows:
•	Converium’s new management team has created significant value for its shareholders, with the Company’s share price outperforming the DJ Insurance Index by almost 40% since March 2006. This successful track record has culminated in achieving Converium’s full turnaround: both S&P and Moody’s have upgraded Converium to A- ratings; underwriting has returned to profitability; Converium’s capital base has further strengthened; and reserve finality regarding Converium’s North American operations has been achieved.
•	Converium reiterates the key elements of its road map to a sustainable ROE of 14% by 2009: to grow the book of business to USD 3 billion, benefiting from the opportunities offered by the upgrade and regaining a further share of wallet; improving the non-life combined ratio to 96%, in line with peers; slashing corporate centre costs by USD 20 million; lifting the book investment yield to 5%; boosting capital efficiency by returning USD 300 million to shareholders; and increasing hybrid debt to USD 500 million.
•	Converium’s Board of Directors continues to believe that SCOR’s unsolicited offer undervalues the Company’s prospects and potential. Due to the erosion of SCOR’s share price and the 80% share component of the offer, the effective value of SCOR’s offer is around CHF 19 per Converium share, a discount of less than 7% compared with Converium’s current share price. The unattractiveness of the current offer is compounded by significant execution risks. Due to the hostile character of the proposed transaction the risk of business and key personnel attrition, as well as pressure on financial strengths ratings, could be considerable. Ultimately, the hostility of the deal could destroy value for all stakeholders.
The presentation can be downloaded on the company’s web site www.converium.com

Enquiries

Beat W. Werder Head of Public Relations beat.werder@converium.com Phone: +41 44 639 90 22 Fax: +41 44 639 70 22	Marco Circelli Head of Investor Relations marco.circelli@converium.com Phone: +41 44 639 91 31 Fax: +41 44 639 71 31

Dr. Kai-Uwe Schanz	Inken Ehrich
Chief Communication & Corporate Development Officer kai-uwe.schanz@converium.com Phone: +41 44 639 90 35 Fax: +41 44 639 70 35	Investor Relations Specialist inken.ehrich@converium.com Phone: +41 44 639 90 94 Fax: +41 44 639 70 94
About Converium
Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has an “A-” (“strong”) financial strength rating (outlook stable) from Standard & Poor’s and a “B++” financial strength rating (outlook positive) from A.M. Best Company.
Important Disclaimers
This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘seek to’, ‘expects’, ‘aims’ ‘should continue’, ‘believes’, ‘anticipates’, ‘estimates’ and ‘intends’. The specific forward-looking statements cover, among other matters, our combined ratio, return on equity and premium volume and expense reduction targets, our plans to use capital more efficiently and to return capital to shareholders, the reinsurance market, the Company’s operating results, the Company’s dividend policy, the prospects for improving our results, investment yield and market share. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include whether we are able to secure an upgrade of our financial strength ratings; our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York’s Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York’s Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company’s filings with the U.S. Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional information and where to find it:
In connection with the offer by SCOR, Converium expects to file a solicitation/recommendation statement with the Securities and Exchange Commission (the “SEC”). Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Copies of the solicitation/recommendation statement will be available free of charge at the SEC’s web site at www.sec.gov, or at Converium’s website at www.converium.com.

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